August 9, 2011

BY EDGAR

Mr. Jeffrey Jaramillo

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Orthofix International N.V.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 3, 2011
SEC File No. 000-19961

Dear Mr. Jaramillo:

Set forth below are the responses of Orthofix International N.V. (the “Company”) to the staff’s letter of comment, dated July 12, 2011 (the “Comment Letter”), relating to disclosures in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”). For convenience of reference, each paragraph below is numbered to correspond to the numbered comment set forth in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Critical Accounting Policies and Estimate

Revenue Recognition, page 48

1.

We note from your disclosure on page 49, related to the revenue recognition policy of your Trinity Evolution product, that you have exclusive global marketing rights for Trinity Evolution, and receive a marketing fee from MTF on total sales and record this fee on a net basis within net sales. Based on the disclosures on page 47, this appears to be a change from how you recorded revenue in the prior years, which appears was recorded on a gross basis.

Mr. Jeffrey Jaramillo

August 9, 2011

Please fully explain to us the differences in your facts and circumstances and terms to your agreements between 2010 and prior years that has allowed you to record your revenue on a net basis in the current year rather than on a gross basis, as appears to be the case for prior years through the end of the second quarter of 2009. As part of your response, please reference the specific authoritative literature, which supports your accounting for 2010 on a net basis and prior years when revenue was recorded on a gross basis. Additionally, please tell us the components of the marketing fee, which is now 70% of the sales price of Trinity Evolution allograft versus 100% of the sales price of the previous Trinity product.

Response:

Prior to July 2009 the Company purchased all Trinity ® products from Osiris Therapeutics, Inc. (“Osiris”) through its subsidiary, Blackstone Medical Inc. The product was purchased and sold pursuant to the then current distribution agreement. Based on this agreement, Osiris would sell and deliver product to the Company. At the time of shipment, inventory title passed and the Company was invoiced for the product, with standard payment terms. Upon payment, Osiris had no further obligations to the Company. In order to facilitate customer sale orders, the Company was required to maintain certain levels of inventory. The Company was subsequently responsible for fulfilling customer sales orders, including 1) establishing a sales price, 2) delivery of the product, 3) invoicing the customer and 4) collecting payment. Based on this sales model, the Company served as the primary obligor to the customer and retained all inventory and collection risk associated with the sales of Trinity products. Accordingly, the sales of Trinity product to customers and the related cost of sales were recognized on a gross basis in accordance with ASC 605-45 Principal Agent Considerations. Please refer to further analysis below.

In July 2008, the Company entered into an agreement with the Musculoskeletal Transplant Foundation (“MTF”) to develop and commercialize a new stem cell-based bone growth biologic matrix. The Matrix Commercialization Collaboration Agreement, entered into July 24, 2008, by and between Orthofix Holdings, Inc. and Musculoskeletal Transplant Foundation (the “MTF Agreement”), was filed as Exhibit 10.51 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009. Amendment no. 1 thereto was also filed as Exhibit 10.3 to the 2010 Form 10-K. Upon the completion of the development phase on July 1, 2009, the new Trinity ® Evolution™ bone matrix was launched with a full market release in the U.S. The product was launched pursuant to the 10-year distribution term of the MTF Agreement, which provides the Company with exclusive rights to market the new allograft. Under the distribution terms, the Company is responsible for marketing and indentifying customer sales orders. These sales orders are subsequently provided to MTF, who is responsible for sourcing and processing the tissue (into the bone growth matrix). MTF is also responsible for packaging and delivering the product. In addition, MTF is subsequently responsible for invoicing and collecting customer payment. In consideration of our marketing efforts, the MTF

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August 9, 2011

Agreement provides the Company receives a specified percentage of the end-user sale price. Based on this sales model, it is determined that MTF serves as the primary obligor to the customer and retains all inventory and collection risk associated with the sales of Trinity Evaluation products to end customers. Accordingly, the related marketing fee is recognized on a net basis in accordance with ASC 605-45 Principal Agent Considerations. Please refer to further analysis below.

ASC 605-45 Principal Agent Considerations provides guidance and indicators as to whether an entity should report revenue gross or net of certain amounts paid to others. The reporting depends on whether the entity functions as principal or agent to the sales transaction. In assessing whether the Company serves as the principal or an agent, we considered the following indicators:

Indicators	Per the previous Osiris Agreement	Per the current MTF Agreement

Primary obligor	Orthofix	MTF

Inventory risk – before customer order	Orthofix was responsible for fulfilling customer orders. This required certain inventory levels be maintained. As the Osiris agreement did not provide for any right of return privileges, Orthofix retains all inventory risk.	MTF sources, processes and ships the product directly to the customer. As Orthofix never takes title to the product, MTF retains all inventory risk.

Latitude in establishing price	Orthofix was responsible for establishing pricing to the end customer, therefore providing additional risks and rewards of a principal.	MTF and Orthofix agree on the service fee charged to the customer.

Changes to the product	Osiris was responsible for processing the tissue and delivering to Orthofix. Based on the nature of the product, no further changes to product were necessary. Although this does not indicate primary fulfillment responsibilities, it does not provide a strong indication that Orthofix is serving as the agent.	MTF processes all product to specification. Orthofix does not have the ability to change or alter the product. This provides further indication MTF is responsible for fulfillment.

Discretion in supplier selection	Given the nature of the product (ie. human tissue), suppliers were very limited and as a result, allograft product was always purchased from Osiris. As there was no contractual obligation requiring Orthofix to fulfill its customer orders through Osiris, this fact indicates Orthofix was primarily responsible for fulfillment.	The MTF Agreement does not provide discretion for supplier selection. All customer sales orders must be fulfilled by MTF, providing indication that Orthofix is not responsible for fulfillment.

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August 9, 2011

Determination of product specifications	Orthofix would purchase product with certain specifications from Osiris. Using the inventory on hand, Orthofix would subsequently fulfill orders to customer specification. Although not a strong consideration, this provides further indication that Orthofix is primarily responsible for fulfillment.	MTF processes all product to specification, providing further indication that MTF is primarily responsible for fulfillment.

Inventory risk – after customer order	Orthofix was responsible for claims made by customers regarding a non-conforming product.	MTF is responsible in the instance of product defect.

Credit risk	Orthofix was responsible for invoicing and collecting payment for products delivered to the end customer. Orthofix retained all credit risk providing evidence of principal risks and rewards.	MTF is responsible for invoicing and collecting payment for products delivered. MTF retains all credit risk providing evidence of principal risks and rewards.

Amount earned is fixed	Orthofix had the ability to establish pricing with the end customer. This allowed the opportunity for fluctuating profits on the sale of product and provided no indication that Orthofix was serving as an agent.	Orthofix receives a specific percentage of sale price to the end customer, thus indicating Orthofix is acting as an agent of the supplier.

Based on the above analysis, the Company concluded sales under the previous Osiris supply agreement were properly recognized on a gross basis and sales under the current MTF Agreement are properly recognized on a net basis.

In response to the Staff’s inquiry, we note there is only one component of the marketing fee. As described in Section 5.2 of the MTF Agreement, the Company is entitled to receive a monthly marketing fee equal to a specified percentage of the total amount of service fees received by MTF.

Notes to Consolidated Financial Statements, page F-10

Contingencies, page F-30

2.

We note that the company has recorded an “escrow receivable” related to expenses incurred in various Blackstone litigious issues, the balance of which approximates $14.9 million at December 31, 2010 and $15.2 million at March 31, 2011. As described in your footnote and your response to comment 12 in your response letter dated October 23, 2009, you believe the escrow receivables, net of any reserve, are valid claims and are realizable. Based on the above, it appears that certain of these receivables could have been recorded in fiscal 2007 and 2008, and they continue to be contested by former shareholders of Blackstone. Also, we note that you do not provide an update as to the collection efforts to resolve these contested

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August 9, 2011

receivables. Please provide us with an aging of these receivables with respective reserves at December 31, 2010 and March 31, 2011, and tell us why you believe these escrow receivables should be presented as current assets for each respective period. Additionally, given that these reimbursement claims are generally being contested by former shareholders of Blackstone, please discuss the factors you considered in concluding that the reserve allocated against these escrow receivable was reasonable at December 31, 2010 and March 31, 2011.

Response:

As previously discussed in our response letter to the staff on October 23, 2009, under the Agreement and Plan of Merger, dated as of August 4, 2006, among the Company, Orthofix Holdings, Inc., New Era Medical Limited, Blackstone Medical, Inc. (“Blackstone”) and William G. Lyons, III, as “Equityholders’ Representative” (the “Blackstone Merger Agreement”), the Company can submit indemnification claims for reimbursement against the former shareholders of Blackstone. These claims include any and all amounts, payments, losses, damages, claims, demands, actions or causes of action, liabilities, settlements, judgments, costs and expenses, including interest, penalties, fines and fees arising from several defined matters (collectively “claims”). These matters include, but are not limited to, (i) claims arising from the breach, untruth or inaccuracy of any representation of Blackstone or its principal shareholders under the Blackstone Merger Agreement, (ii) claims by any former holder of Blackstone stock options that they are entitled to payments not reflected in the closing payment schedules, and (iii) claims arising from any civil money penalties, fines, damages, assessments, recoupments, adjustments or offsets imposed or assessed against Blackstone or any of its subsidiaries by any “Governmental Authority” (as defined in the Blackstone Merger Agreement) after the closing date based on any action, inaction, event, condition, facts or circumstances that occurred or existed prior to the closing date. At closing, an escrow account was established and funded pursuant to the terms of the Blackstone Merger Agreement to settle timely submitted indemnification claims. The initial amount of the escrow fund, which was established in September 2006 at the time of the closing of the transaction, was $50.0 million. As of June 30, 2011, the escrow fund, which has subsequently accrued interest, contained approximately $52 million in funds. Since September 2006, the Equityholders’ Representative has consented to and permitted approximately $998,000 of withdrawals from the escrow in satisfaction of claims submitted by us.

On September 17, 2007, the Company submitted claims for indemnification from the escrow fund in connection with, among other things, (i) a subpoena issued by the Department of Health and Human Services, Office of Inspector General (“OIG”), under the authority of the federal healthcare anti-kickback and false claims statutes, on July 23, 2007, (ii) a federal grand jury subpoena issued by the U.S. Attorney’s Office for the District of Nevada on September 27, 2007, and (iii) a qui tam complaint unsealed in the U.S. District Court for the Eastern District of

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August 9, 2011

Arkansas captioned Thomas v. Chan. Subsequently, the Company (i) received a federal grand jury subpoena from the U.S. Attorney’s Office for the District of Massachusetts, which we believe concerns the compensation of physician consultants and related matters, and (ii) obtained a copy of a qui tam complaint filed by Susan Hutcheson and Philip Brown against Blackstone and us in the U.S. District Court for the District of Massachusetts. On September 18, 2008, the Company submitted a claim for indemnification under the Blackstone Merger Agreement for any losses to us resulting from these additional matters. Because each of these matters was pending at the time of our indemnification claim submission, our respective claims for indemnification relating to these matters included claims for (i) legal expenses to be incurred subsequent to the date of the submission and (ii) losses that may be realized after the date of the submission, whether as a result of an adverse judgment (including applicable fines and penalties), a voluntary settlement or otherwise. As permitted by the Blackstone Merger Agreement, the Equityholders’ Representative formally made an objection to certain of these claim submissions, which therefore preserves the rights of the Equityholders’ Representative to further challenge these claims once these matters have been finally resolved. We believe that the Equityholders’ Representative’s initial objection was intended to preserve its legal rights in view of the claim submissions, including claims for losses that had not yet been realized, and which therefore could not yet be finally quantified in the claim submission.

As described in our publicly filed Form 10-K and Form 10-Q reports, the Company has been defending and/or cooperating with the government and applicable qui tam plaintiffs/relators in connection with each of these matters. As of the date hereof, none of these matters has reached a final judicial or other resolution.

The Company has been in regular contact with counsel to the Equityholders’ Representative in connection with its defense of and/or cooperation with these matters. Although the terms of the Blackstone Merger Agreement provide that all amounts remaining in the escrow fund would be released to the former shareholders of Blackstone two years after the date of closing (subject to holdback for pending claims), the Equityholders’ Representative has not taken any judicial action to attempt to have these funds released from escrow, and has not otherwise objected to our actions causing these amounts to remain in escrow pending final judicial or other resolution of the matters underlying our indemnification claims. Similarly, the Company has not taken any action to attempt judicially to require the Equityholders’ Representative to release these funds from escrow in advance of final judicial or other resolution. We believe that these actions (and inactions) are consistent with both parties’ understanding that the parties share a mutual interest in cooperating with respect to these matters, and that final resolution of escrow claim matters would be premature at the present time until underlying matters have progressed to a further advanced stage when final allocations of liability can be made and/or agreed.

Unlike a typical “account receivable” entry where a company is seeking to collect an amount billed to a third party, the amounts subject to outstanding escrow claims are currently

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August 9, 2011

fully funded and available in a specified escrow account. Active collection efforts will likely commence once a process is established for approval of a final resolution of the applicable underlying litigation or investigative matter. As such, no circumstances exist today that, in the opinion of management, would make the likelihood of ultimate collection of these amounts any less likely than at the time the applicable claims were first recognized (even if such recognition occurred several years earlier), or less likely than when claims were formally objected to by, the Equityholders’ Representative. The Company’s management therefore does not believe that the fact these amounts remain in escrow pending final resolution of these matters (including the Equityholders’ Representative’s formal original challenge to the indemnification claims) alters the collectability determination. There have been no events subsequent to the initial escrow claim that would alter management’s current collectability determination.

On a quarterly basis, the Company recognizes an escrow receivable consisting primarily of actual attorney fees and costs related to the foregoing matters that were incurred during the period. Reimbursement claim amounts are recorded as an escrow receivable within other current assets to the extent management believes collection of the claims is reasonably assured and the Company has a contractual right to be indemnified by a fully funded escrow account. Expenditures related to matters for which the Company believes collection is doubtful are not recorded in the escrow receivable, even though a pending claim for indemnification (which may ultimately be collected) remains outstanding. The Company believes that the amounts recorded in the escrow receivable (in addition to some or all of the amounts that have been categorized as doubtful of collection) are indemnifiable under the terms of the Blackstone Merger Agreement referenced above. However, the Company does not currently expect the Equityholders’ Representative to consent to release of these amounts from the escrow fund until a final resolution of the respective matter is reached, nor does the Company expect to seek any further recourse under the agreement to recover these amounts unless and until such resolution(s) occurs. As described above, the Company does not believe that the Equityholders’ Representative’s formal objection in advance of final resolution of these matters is inconsistent with the Company’s belief that collection of the claims is reasonably assured.

Despite management’s diligence and compliance with the reimbursement provisions of the Blackstone Merger Agreement and intent to vigorously pursue collection, we understand objections by the Equityholders’ Representative represent a potential risk that certain claims may be denied or reduced. To mitigate this risk, the Company performs a thorough review of all claims submitted to the escrow. As described above, certain claims for which the Company is seeking indemnification have not been recorded in the Company’s escrow receivable. In addition to this evaluation, management subsequently records a reserve against the escrow receivable for claims within the receivable that may potentially be denied. This reserve is based on a percentage of the claims recognized and is expensed during the period in which reimbursement claims are recognized. The Company believes that the related reserve, together with the Company’s decision to exclude certain amounts for which indemnification claims remain outstanding, provides an appropriate treatment of these items in view of the Equityholders’ Representative’s objections.

Mr. Jeffrey Jaramillo

August 9, 2011

Per the staff’s request, set forth below is an aging of the Company’s escrow receivable as of December 31, 2010 and March 31, 2011. In addition, the Company has also included an aging as of June 30, 2011. However, in view of the factors described above, the Company does not believe the aging provides a useful indication as to the collectibility of the escrow receivable. For instance, the collection of the $998,000 occurred in October 2009 and related to certain claims processed in 2008. Furthermore, in several cases, we believe that the strength of claim has been increased as the receivable has aged because further factual developments in the underlying investigation or litigation have substantiated our initial determination that the matter is subject to a valid indemnification claim under the terms of the Blackstone Merger Agreement (such as when investigated facts substantiate our view that an applicable representation and warranty made in the agreement was untrue at the time that the agreement was entered into or when the transaction was closed). Accordingly, we believe our contractual rights to amounts within the fully funded escrow are not impacted by the age of the related claim.

Escrow Receivable as of December 31, 2010:

Number of Days	0-180	181-360	361-720	Over 720	Total
Claims Submitted	604,754	1,672,140	2,744,347	13,408,276	18,429,517
Amount Collected	—	—	—	(998,000)	(998,000)
Reserve	(60,475)	(167,214)	(274,435)	(1,242,044)	(1,744,168)

	544,278	1,504,926	2,469,912	11,168,233	15,687,349

Deductible (1)					(750,000)

Total					14,937,349

Escrow Receivable as of March 31, 2011:

Number of Days	0-180	181-360	361-720	Over 720	Total
Claims Submitted	704,513	1,589,597	1,250,560	15,203,959	18,748,628
Amount Collected	—	—	—	(998,000)	(998,000)
Reserve	(70,451)	(158,960)	(125,056)	(1,421,612)	(1,776,079)

	634,061	1,430,637	1,125,504	12,784,347	15,974,550

Deductible (1)					(750,000)

Total					15,224,550

Mr. Jeffrey Jaramillo

August 9, 2011

Escrow Receivable as of June 30, 2011:

Number of Days	0-180	181-360	361-720	Over 720	Total
Claims Submitted	362,344	604,754	1,672,140	16,152,623	18,791,861
Amount Collected	—	—	—	(998,000)	(998,000)
Reserve	(36,234)	(60,475)	(167,214)	(1,516,479)	(1,780,402)

	326,109	544,278	1,504,926	13,638,145	16,013,459

Deductible (1)					(750,000)

Total					15,263,459

(1)	Under the Blackstone Merger Agreement, the Company is not entitled to indemnification for certain types of claims unless and until such claims exceed $2,500,000 in the aggregate, in which case the Company is entitled to indemnification for such claims in the amount by which such claims exceed $750,000. As a result, in recognizing the escrow receivable, the Company has assumed that a deductible of $750,000 would apply to such claims, though the Company believes that some or all of its claims are indemnifiable under provisions of the Blackstone Merger Agreement for which such deductible does not apply, and the Company has made no concession to the Equityholders’ Representative that such deductible will apply.

3.	We note that for several of the legal and litigation matters disclosed throughout this section you do not disclose whether a loss was probable and the amount of any losses accrued relating to these matters, or whether the loss was reasonable possible and your estimate, the range of possible losses, or a statement that such an estimate cannot be made. In addition, as noted in paragraphs 3 and 4 of ASC 450-20-50 where an exposure of loss exists in excess of an amount accrued, you are required to disclose either ( i) the possible loss or range of loss in excess of the amount accrued; or (ii) a statement that an estimate of the loss cannot be made. Please revise this note in future filings to provide the required disclosure, as applicable. Please provide us with your proposed revised disclosure.

Response:

In light of the staff’s comment, we have revised this disclosure as follows in our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2011, which we filed with the Commission on August 5, 2011. We intend to use this revised form of disclosure in future filings, subject to any staff comments.

Mr. Jeffrey Jaramillo

August 9, 2011

Revised Disclosure

The Company is a party to outstanding legal proceedings, investigations and claims as described below. The Company believes that it is unlikely that the outcome of each of these matters, including the matters discussed below, will have a material adverse effect on the Company and its subsidiaries as a whole, notwithstanding that the unfavorable resolution of any matter may have a material effect on the Company’s net earnings (if any) in any particular quarter. However, the Company cannot predict the outcome of any legal proceedings, investigations (including any settlement discussions with the government seeking to resolve such investigations) or claims made against it or its subsidiaries described in the paragraphs below, and there can be no assurance that the ultimate resolution of any such matter will not have a material adverse impact on the Company’s consolidated financial position, results of operations, or cash flows.

The Company records accruals for certain of its outstanding legal proceedings, investigations or claims when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. The Company evaluates, on a quarterly basis, developments in legal proceedings, investigations and claims that could affect the amount of any accrual, as well as any developments that would make a loss contingency both probable and reasonably estimable. When a loss contingency is not both probable and reasonably estimable, the Company does not accrue the loss. However, if the loss (or an additional loss in excess of the accrual) is at least a reasonable possibility and material, then the Company discloses a reasonable estimate of the possible loss or range of loss, if such reasonable estimate can be made. If the Company cannot make a reasonable estimate of the possible loss, or range of loss, then that is disclosed.

The assessments whether a loss is probable or a reasonable possibility, and whether the loss or range of loss is reasonably estimable, often involve a series of complex judgments about future events. Among the factors that the Company considers in this assessment are the nature of existing legal proceedings, investigations and claims, the asserted or possible damages or loss contingency (if reasonably estimable), the progress of the matter, existing law and precedent, the opinions or views of legal counsel and other advisers, the involvement of the U.S. Government and its agencies in such proceedings, the Company’s experience in similar matters and the experience of other companies, the facts available to the Company at the time of assessment, and how the Company intends to respond, or has responded, to the proceeding, investigation or claim. The Company’s assessment of these factors may change over time as individual proceedings, investigations or claims progress. For matters where the Company is not currently able to reasonably estimate a range of reasonably possible loss, the factors that have contributed to this determination include the following: (i) the damages sought are indeterminate, or an investigation has not manifested itself in a filed civil or criminal complaint, (ii) the matters are in the early stages, (iii) the matters involve novel or unsettled legal theories or a large or uncertain number of actual or potential cases or parties, and/or (iv) discussions with the government or

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August 9, 2011

other parties in matters that may be expected ultimately to be resolved through negotiation and settlement have not reached the point where the Company believes a reasonable estimate of loss, or range of loss, can be made. In such instances, the Company believes that there is considerable uncertainty regarding the timing or ultimate resolution of such matters, including a possible eventual loss, fine, penalty or business impact, if any.

In addition to the matters described in the paragraphs below, in the normal course of our business, the Company is involved in various lawsuits from time to time and may be subject to certain other contingencies. To the extent losses related to these contingencies are both probable and reasonably estimable, the Company accrues appropriate amounts in the accompanying financial statements and provides disclosures as to the possible range of loss in excess of the amount accrued, if such range is reasonably estimable. The Company has recognized an aggregate accrual of $1.5 million with respect to such matters. As of June 30, 2011, the Company believes all such matters are individually and collectively immaterial as to a possible loss and range of loss in excess of the amounts accrued.

Litigation

On or about July 23, 2007, the Company’s subsidiary, Blackstone Medical, Inc. (“Blackstone”) received a subpoena issued by the Department of Health and Human Services, Office of Inspector General, under the authority of the federal healthcare anti-kickback and false claims statutes. The subpoena seeks documents for the period January 1, 2000 through July 31, 2006, which is prior to Blackstone’s acquisition by the Company. The Company believes that the subpoena concerns the compensation of physician consultants and related matters. The Company is engaging in ongoing discussions with the government regarding the status, and possible resolution, of this matter. On September 17, 2007, the Company submitted a claim for indemnification from the escrow fund established in connection with the agreement and plan of merger between the Company, New Era Medical Corp. and Blackstone, dated as of August 4, 2006 (the “Blackstone Merger Agreement”), for any losses to the Company resulting from this matter. (The Company’s indemnification rights under the Blackstone Merger Agreement are described further below). The Company was subsequently notified by legal counsel for the former shareholders that the representative of the former shareholders of Blackstone has objected to the indemnification claim and intends to contest it in accordance with the terms of the Blackstone Merger Agreement. The Company currently cannot reasonably estimate the possible loss, or range of loss, in connection with this matter.

On or about January 7, 2008, the Company received a federal grand jury subpoena from the U.S. Attorney’s Office for the District of Massachusetts. The subpoena seeks documents from the Company for the period January 1, 2000 through July 15, 2007. The Company believes that the subpoena concerns the compensation of physician consultants and related matters, and further believes that it is associated with the Department of Health and Human Services, Office

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August 9, 2011

of Inspector General’s investigation of such matters. The Company is engaging in ongoing discussion with the government regarding the status, and possible resolution, of this matter. On September 18, 2008, the Company submitted a claim for indemnification from the escrow fund established in connection with the Blackstone Merger Agreement for any losses to the Company resulting from this matter. On or about April 29, 2009, counsel received a HIPAA subpoena issued by the U.S. Department of Justice. The subpoena seeks documents from the Company for the period January 1, 2000 through July 15, 2007. The Company believes that the subpoena concerns the compensation of physician consultants and related matters, and further believes that it is associated with the Department of Health and Human Services, Office of Inspector General’s investigation of such matters, as well as the January 7, 2008 federal grand jury subpoena. On or about August 26, 2010, counsel for Orthofix Inc. and Blackstone executed a tolling agreement with the U.S. Attorney’s Office for the District of Massachusetts (the “Tolling Agreement”) that extends an agreement tolling the statute of limitations applicable to any criminal, civil, or administrative proceedings that the government might later initiate to include the period from December 1, 2008 through and including October 31, 2010. On or about February 1, 2011, the parties further extended the tolling of the statute of limitations through and including May 31, 2011 with respect to any criminal proceedings that the government might later initiate. The Company currently cannot reasonably estimate the possible loss, or range of loss, in connection with this matter.

On or about December 5, 2008, the Company obtained a copy of a qui tam complaint filed by Susan Hutcheson and Philip Brown against Blackstone and the Company in the U.S. District Court for the District of Massachusetts. A qui tam action is a civil lawsuit brought by an individual for an alleged violation of a federal statute, in which the U.S. Department of Justice has the right to intervene and take over the prosecution of the lawsuit at its option. On September 18, 2008, after being informed of the existence of the lawsuit by representatives of the U.S. Department of Justice and prior to the unsealing of the complaint (which was unsealed by the court on or about November 24, 2008), the Company submitted a claim for indemnification from the escrow fund established in connection with the Blackstone Merger Agreement for any losses to the Company resulting from this matter. On November 21, 2008, the U.S. Department of Justice filed a notice of non-intervention in the case. The complaint was served on Blackstone on or about March 24, 2009. Counsel for the plaintiffs filed an amended complaint on June 4, 2009. The amended complaint sets forth a cause of action against Blackstone under the False Claims Act for alleged inappropriate payments and other items of value conferred on physician consultants; Orthofix is not named as a defendant in the amended complaint. The Company understands that this lawsuit is related to the matters described above involving the U.S. Department of Health and Human Services, Office of the Inspector General, the U.S. Attorney’s Office for the District of Massachusetts, and the U.S. Department of Justice. The Company has been vigorously defending against this lawsuit. On or about March 12, 2010, the United States District Court for the District of Massachusetts granted Blackstone’s motion to dismiss and, on March 15, 2010, entered judgment in favor of Blackstone. On June 1, 2011, the United States

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August 9, 2011

Court of Appeals for the First Circuit reversed the motion to dismiss and remanded to the district court for further proceedings, and the case is now again pending in the United States District Court for the District of Massachusetts. The Company is engaging in ongoing discussions with the government and counsel to the plaintiff relators regarding the status, and possible resolution, of this matter. The Company currently cannot reasonably estimate the possible loss, or range of loss, in connection with this matter.

On or about September 27, 2007, Blackstone received a federal grand jury subpoena issued by the U.S. Attorney’s Office for the District of Nevada (“USAO-Nevada subpoena”). The subpoena seeks documents for the period from January 1999 to the date of issuance of the subpoena. The Company believes that the subpoena concerns payments or gifts made by Blackstone to certain physicians. The Company has responded to the subpoena. On September 18, 2008, the Company submitted a claim for indemnification from the escrow fund established in connection with the Blackstone Merger Agreement for any losses to the Company resulting from the USAO-Nevada subpoena. The Company currently cannot reasonably estimate the possible loss, or range of loss, in connection with this matter.

On February 29, 2008, Blackstone received a Civil Investigative Demand (“CID”) from the Massachusetts Attorney General’s Office, Public Protection and Advocacy Bureau, Healthcare Division. The CID seeks documents for the period from March 2004 through the date of issuance of the CID, and the Company believes that the CID concerns Blackstone’s financial relationships with certain physicians and related matters. The Ohio Attorney General’s Office, Health Care Fraud Section has issued a criminal subpoena, dated August 8, 2008, to Orthofix Inc. (the “Ohio AG subpoena”). The Ohio AG subpoena seeks documents for the period from January 1, 2000 through the date of issuance of the subpoena. The Company believes that the Ohio AG subpoena arises from a government investigation that concerns the compensation of physician consultants and related matters. The Company understands that the CID and Ohio AG subpoena are related to the claims underlying the matters described above involving the U.S. Department of Health and Human Services, Office of Inspector General, the U.S. Attorney’s Office for the District of Massachusetts, and the U.S. Department of Justice. The Company has responded to the CID and the subpoena. On September 18, 2008, the Company submitted a claim for indemnification from the escrow fund established in connection with the Blackstone Merger Agreement for any losses to the Company resulting from the Massachusetts CID and the Ohio AG subpoena. The Company currently cannot reasonably estimate the possible loss, or range of loss, in connection with these matters.

By order entered on January 4, 2007, the U.S. District Court for the Eastern District of Arkansas unsealed a qui tam complaint captioned Thomas v. Chan, et al., 4:06-cv-00465-JLH, filed against Dr. Patrick Chan, Blackstone and other defendants including another device manufacturer. The amended complaint in the Thomas action alleges causes of action under the False Claims Act for alleged inappropriate payments and other items of value conferred on

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August 9, 2011

Dr. Chan and another provider. The Company believes that Blackstone has meritorious defenses to the claims alleged and the Company intends to defend vigorously against this lawsuit. On or about May 10, 2010 the court granted the parties’ joint motion to stay all proceedings for six months, which stay has subsequently been extended indefinitely. On September 17, 2007, the Company submitted a claim for indemnification from the escrow fund established in connection with the Blackstone Merger Agreement for any losses to the Company resulting from this matter. The Company was subsequently notified by legal counsel for the former shareholders that the representative of the former shareholders of Blackstone has objected to the indemnification claim and intends to contest it in accordance with the terms of the Blackstone Merger Agreement. The Company is engaging in ongoing discussions with the government and counsel to the plaintiff relators regarding the status, and possible resolution, of this matter. The Company currently cannot reasonably estimate the possible loss, or range of loss, in connection with this matter.

Under the Blackstone Merger Agreement, the former shareholders of Blackstone have agreed to indemnify the Company for breaches of representations and warranties under the agreement as well as certain other specified matters. These post-closing indemnification obligations of the former Blackstone shareholders are limited to a cumulative aggregate amount of $66.6 million. At closing, an escrow fund was established pursuant to the terms of the Blackstone Merger Agreement to fund timely submitted indemnification claims. The initial amount of the escrow fund was $50.0 million. As of June 30, 2011, the escrow fund, which has subsequently accrued interest, contained $52 million. The Company is also entitled to seek direct personal recourse against certain principal shareholders of Blackstone after all monies on deposit in the escrow fund have been paid out or released or are the subject of pending or unresolved indemnification claims but only for a period of six years from the closing date of the merger (September 22, 2012) and only up to an amount equal to $66.6 million less indemnification claims previously paid.

In addition to the foregoing claims, the Company has submitted claims for indemnification from the escrow fund for losses that have resulted or may result from certain civil actions filed against Blackstone as well as certain claims against Blackstone alleging rights to payments for Blackstone stock options not reflected in Blackstone’s corporate ledger at the time of its acquisition by the Company, or that the shares or stock options subject to those claims were improperly diluted by Blackstone. To date, the representative of the former shareholders of Blackstone has not objected to approximately $1.5 million in such claims from the escrow fund, with certain claims remaining pending.

Although the Company believes amounts submitted to the escrow fund, net of any reserve, represent valid claims and are realizable, the outcome of each of the escrow claims described above in the preceding paragraphs is difficult to predict. Consequently, any estimate of the amount that may ultimately be returned to the Company from the escrow fund is not certain and there can be no assurance that losses to the Company from these matters will not exceed the

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amount of the escrow fund. Expenses incurred by the Company relating to the above matters are recorded as an escrow receivable in our condensed consolidated financial statements to the extent the Company believes, among other things, that collection of the claims is reasonably assured. Expenditures related to such matters for which the Company believes collection is doubtful are recognized in earnings when incurred. As of June 30, 2011 and December 31, 2010, the escrow receivable was approximately $15.3 million and $14.9 million, respectively, related to the Blackstone matters described above. These amounts include, among other things, attorneys’ fees and costs related to the government investigations manifested by the subpoenas described above, the stock option-related claims described above, and costs related to the qui tam actions described above. As described above, these reimbursement claims are generally being contested by the representative of the former shareholders of Blackstone. To mitigate the risk that some reimbursement claims will not be collected, the Company records a reserve against the escrow receivable during the period in which reimbursement claims are recognized.

Effective October 29, 2007, Blackstone entered into a settlement agreement of a patent infringement lawsuit brought by certain affiliates of Medtronic Sofamor Danek USA Inc. In that lawsuit, the Medtronic plaintiffs had alleged that they were the exclusive licensees of certain U.S. patents and that Blackstone’s making, selling, offering for sale and using its Blackstone Anterior Cervical Plate, 3 Degree Anterior Cervical Plate, Hallmark Anterior Cervical Plate, Reliant Cervical Plate, Pillar PEEK and Construx Mini PEEK VBR System products within the United States willfully infringed the subject patents. Blackstone denied infringement and asserted that the patents were invalid. The settlement agreement is not expected to have a material impact on the consolidated financial position, results of operations or cash flows. On July 20, 2007, the Company submitted a claim for indemnification from the escrow fund established in connection with the Blackstone Merger Agreement for the losses to the Company resulting from this matter. The Company was subsequently notified by legal counsel of the former shareholders that the representative of the former shareholders of Blackstone has objected to the indemnification claim and intends to contest it in accordance with the terms of the Blackstone Merger Agreement.

On or about April 10, 2009, the Company received a HIPAA subpoena (“HIPAA subpoena”) issued by the Boston USAO. The subpoena sought documents concerning, among other things, the Company’s promotion and marketing of its bone growth stimulator devices. The Boston USAO issued supplemental subpoenas seeking documents in this matter, dated September 21, 2009, December 16, 2009, October 13, 2010, October 14, 2010, October 18, 2010, December 3, 2010 and January 13, 2011, respectively. The subpoenas seek documents for the period January 1, 1995 through the date of the respective subpoenas. Document production in response to the subpoenas is ongoing. The Boston USAO also issued two supplemental subpoenas requiring testimony in this matter dated July 23, 2009 and June 3, 2010. That office excused performance with the July 23, 2009 subpoena indefinitely. The Boston USAO has provided the Company with grand jury subpoenas for the testimony of certain current and former employees in connection with its ongoing investigation. The Company has been cooperating,

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August 9, 2011

and intends to continue to cooperate, with the government’s requests. In meetings with the Company and its attorneys regarding this matter, the Boston USAO informed the Company that it is investigating possible criminal and civil violations of federal law related to the Company’s promotion and marketing of its bone growth stimulator devices.

On or about April 14, 2009, the Company obtained a copy of a qui tam complaint filed by Jeffrey J. Bierman in the U.S. District Court for the District of Massachusetts against the Company, Orthofix Inc. and other companies that have allegedly manufactured bone growth stimulation devices, including Orthologic Corp., DJO Incorporated, Reable Therapeutics, Inc., the Blackstone Group, L.P., Biomet, Inc., EBI, L.P., EBI Holdings, Inc., EBI Medical Systems, Inc., Bioelectron, Inc., LBV Acquisition, Inc., and Smith & Nephew, Inc. By order entered on March 24, 2009, the court unsealed the case. The Company and Orthofix Inc. were served on or about September 8, 2009. With leave of court, the relator’s Second Amended Complaint was filed on June 11, 2010. The complaint alleges various causes of action under the federal False Claims Act and state and city false claims acts premised on the contention that the defendants improperly promoted the sale, as opposed to the rental, of bone growth stimulation devices. The complaint also includes claims against the defendants for, among other things, allegedly misleading physicians and purportedly causing them to file false claims and for allegedly violating the Anti-Kickback Act by providing free products to physicians, waiving patients’ insurance co-payments and providing inducements to independent sales agents to generate business. The Company believes that this lawsuit is related to the matter described above involving the HIPAA subpoena. On or about December 4, 2010, the U.S. District Court for the District of Massachusetts denied the Company’s motion to dismiss.

On April 28, 2011, after a series of ongoing discussions and negotiations with the Boston USAO, the Company’s board of directors approved an agreement in principle proposed by the Boston USAO to resolve the criminal and civil matters described in the immediately preceding two paragraphs. The Company is currently in discussions with the Boston USAO and the Office of Inspector General (“OIG”) of the U.S. Department of Health and Human Services as to the final terms of a potential resolution of these matters. Based on information currently available, the Company believes that it is probable that a settlement with the U.S. government will be reached and will, among other things, include monetary payments and certain related costs and expenses of approximately $43 million. The Company has therefore recognized an accrual for this amount during the first quarter of 2011. There can be no assurance that the Company will enter into a consensual resolution of these matters, or what the final terms of any such resolution might be; however, the Company believes that the likelihood of any additional material loss in excess of this amount is remote.

On or about July 2, 2009, the Company obtained a copy of a qui tam complaint filed by Marcus Laughlin that is pending in the U.S. District Court for the District of Massachusetts against the Company. The complaint has been consolidated with the complaint described in the

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August 9, 2011

Bierman qui tam matter described above, and was unsealed on June 30, 2009. The Company was served with the complaint on or about September 9, 2009. With leave of the court, the relator filed a Second Amended Complaint on June 23, 2010 against the Company and against Orthofix Inc. The complaint alleges violations of the federal False Claims Act and various state and local false claims acts, fraudulent billing, illegal kickbacks, conspiracy and wrongful termination based on allegations that the Company promoted the sale rather than the rental of bone growth stimulation devices, systematically overcharged for these products and provided physicians kickbacks in the form of free units, referral fees and fitting fees. The complaint also alleges that TRICARE has been reimbursing the Company for its Cervical Stim® product without approval to do so. On or about November 4, 2010, the U.S. District Court for the District of Massachusetts granted in part and denied in part the Company’s motion to dismiss. The court dismissed all claims against Orthofix Inc., and dismissed all claims against the Company except for Laughlin’s employment retaliation claim. The court denied Laughlin’s request to amend the complaint to attempt to re-assert the dismissed claims. Thereafter, the Company filed a motion for judgment on the pleadings with respect to the employment retaliation claim. On May 4, 2011 the court denied the Company’s request to enter judgment in the Company’s favor, but agreed that the complaint fails to satisfy the pleading requirements necessary to allege a retaliation claim against the Company. The court allowed Laughlin until May 18, 2011 to file an amended complaint with respect to this wrongful termination claim, in order to attempt to cure these deficiencies. Laughlin did not file an amended complaint and on June 20, 2011, the court granted the Company’s motion for judgment on the pleadings and dismissed the case.

The Company’s subsidiary, Breg, Inc (“Breg”), was engaged in the manufacturing and sale of local infusion pumps for pain management from 1999 to 2008, when the product line was divested. Since 2008, numerous product liability cases have been filed in the United States alleging that the local anesthetic, when dispensed by such infusion pumps inside a joint, causes a rare arthritic condition called “chondrolysis.” The Company believes that meritorious defenses exist to these claims and Breg intends to vigorously defend these cases. On or about August 2, 2010, Breg received a HIPAA subpoena issued by the U.S. Department of Justice, which the Company believes relates to this matter. The subpoena seeks documents from the Company and its subsidiaries for the period January 1, 2000 through the date of the subpoena. Document production in response to the subpoena is ongoing. The Company currently cannot reasonably estimate the possible loss, or range of loss, in connection with this matter.

Breg is currently engaged in the manufacturing and sales of motorized cold therapy units used to reduce pain and swelling. Beginning in 2010, several domestic product liability cases have been filed, mostly in California state court, alleging that the use of cold therapy causes skin and/or nerve injury and seeking damages on behalf of individual plaintiffs who were allegedly injured by such units. These cases are at an early stage and no conclusion can be drawn at the present time regarding their potential outcome. However, the Company believes that meritorious defenses exist to these claims. The Company currently cannot reasonably estimate the possible loss, or range of loss, in connection with this matter.

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August 9, 2011

During the second quarter of 2010 internal management review of Promeca S.A. de C.V. (“Promeca”), one of the Company’s Mexican subsidiaries, the Company received allegations of improper payments, allegedly made by certain of Promeca’s local employees in Mexico, to employees of a Mexican governmental healthcare entity. The Company engaged Hogan Lovells US LLP and Deloitte Financial Advisory Services LLP to conduct an internal investigation (the “Promeca Internal Investigation”) focusing on compliance with the Foreign Corrupt Practices Act (“FCPA”) and voluntarily contacted the Securities and Exchange Commission (the “SEC”) and the United States Department of Justice (“DOJ”) to advise both agencies that an internal investigation was underway. Promeca accounted for approximately one percent of the Company’s consolidated net sales and consolidated total assets. On or about November 16, 2010, the Company received a subpoena from the SEC and DOJ seeking documents related to this matter. The Company is cooperating with the SEC and DOJ in connection with the subpoena.

The Company completed the Promeca Internal Investigation in April 2011 and commenced settlement discussions with the U.S. government regarding this matter on May 24, 2011. These discussions remain ongoing. The Company has established a $3 million accrual in connection with the potential fines and penalties related to this matter. The Company’s establishment of this accrual is based on, among other things, the results of its own internal investigation and an analysis of recent and similar FCPA resolutions. However, settlement discussions with the government are at an early stage, and the Company is currently unable to assess whether the government will accept voluntary settlement terms that would be acceptable to the Company and to which the Company could agree without violating the terms of its credit agreement, as amended. Furthermore, the Company cannot currently assess the potential liability that might be incurred if a settlement is not reached and the government were to litigate the matter. As such, based on the information available at this time any additional loss related to this matter is not reasonably estimable. The Company will continue to evaluate the accrual pending final resolution of the investigation and the related settlement discussions with the government; actual liability could be higher than the amount accrued.

Mr. Jeffrey Jaramillo

August 9, 2011

4.	We note that you did not provide the disclosures required by paragraphs 3 and 4 of ASC 450-20-50 for the HIPAA subpoena and Bierman qui tam complaint that you discuss on page F-33. However, we note disclosure in your Form 10-Q for the period ended March 31, 2011 that you recorded a $43 million charge related to these matters during that period. Please provide us with a chronology of events leading up to your agreement in principle with the Boston USAO and your conclusion that a loss was probable and should be accrued. Specifically address when you began your discussion with the Boston USAO and the status of those discussions at December 31, 2010 and at March 3, 2011, the day on which you filed your Form 10-K for the year ended December 31, 2010. Discuss how you considered these events in complying with the disclosure requirements of ASC 450-20-50, in particular your conclusion not to disclose the estimated amount or range of reasonably possible losses in excess of any amount previously accrued.

Response:

On or about April 10, 2009, we received a HIPAA subpoena (“HIPAA subpoena”) issued by the U.S. Attorney’s Office for the District of Massachusetts (the “Boston USAO”). The subpoena sought documents concerning, among other things, our promotion and marketing of our bone growth stimulator devices. The Boston USAO issued supplemental subpoenas seeking documents in this matter, dated September 21, 2009, December 16, 2009, October 13, 2010, October 14, 2010, October 18, 2010, December 3, 2010 and January 13, 2011, respectively. The subpoenas sought documents for the period January 1, 1995 through the date of the respective subpoenas.

On or about April 14, 2009, we obtained a copy of a qui tam complaint filed by Jeffrey J. Bierman in the U.S. District Court for the District of Massachusetts against us, Orthofix Inc. and other companies that have allegedly manufactured bone growth stimulation devices, including Orthologic Corp., DJO Incorporated, Reable Therapeutics, Inc., the Blackstone Group, L.P., Biomet, Inc., EBI, L.P., EBI Holdings, Inc., EBI Medical Systems, Inc., Bioelectron, Inc., LBV Acquisition, Inc., and Smith & Nephew, Inc.

From the date of receipt of the subpoenas and qui tam complaint described above until late 2010, the Company engaged in document production with the Boston USAO. Beginning in November 2010 and continuing through January 2011, the Company made a series of presentations to the Boston USAO outlining its defenses on the merits to the primary theories we understood the Boston USAO to have investigated and be considering. In late January 2011 and early February 2011, the Company, with counsel, evaluated possible scenarios to resolve both the civil qui tam action and the pending Boston USAO investigation, notwithstanding the Company’s defenses to each of the theories we understood the Boston USAO to have investigated and be considering. On February 14, 2011, counsel, with representatives from the Company, made a presentation to the Boston USAO that repeated the Company’s defenses and

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outlined reasons that the Company believed should cause the Boston USAO to exercise discretion in determining whether to charge the Company with a criminal offense. During this presentation, counsel to the Company outlined a general resolution scenario that it was prepared to recommend to the Company’s board of directors, as well as a framework for analysis used to develop the scenario. The Boston USAO expressed disagreement with material elements of this proposed general framework, but did not otherwise propose its own specific framework, at this time.

On March 3, 2011, the Company filed the 2010 Form 10-K. As of such date, no settlement framework had been proposed by the Boston USAO and, based on the Boston USAO’s expressed disagreement with material elements of the Company’s proposed general framework as presented on February 14, 2011, the Company was continuing to vigorously pursue defense of the matter. At that time, based on the facts and circumstances then available (including the present status of discussions with the Boston USAO, and the realistic possibility that the matter would be litigated to trial), the Company did not believe that a reasonable estimate of possible loss, or range of possible loss, could be made.

On March 11, 2011, the Boston USAO communicated to the Company’s counsel its own framework for analyzing its theories and parts of a possible scenario for resolving the civil and criminal matters. The Boston USAO’s initial resolution scenario included economic and qualitative terms that counsel could not recommend for approval to the Company’s board of directors. Furthermore, the Company’s management did not believe that the Company could enter into an agreement in principle on these general terms without, among other things, violating the terms of its credit agreement. The Company’s management also did not believe that the lenders under the credit agreement would voluntarily consent to a waiver or amendment that would permit the Company to settle on such general terms. On March 28, 2011, the Company further communicated to the USAO reasons that it believed the Boston USAO’s framework and analysis were inappropriate, and presented a revised framework for analyzing applicable theories, as well as a revised scenario for possible resolution of the matter.

On April 11, 2011, the Boston USAO communicated a proposal to resolve the matter. During the weeks that followed, the counsel to the Company and the Boston USAO engaged in several discussions, including various counter-proposals on specific issues. On April 21, 2011, the Boston USAO communicated a proposal to the Company’s counsel that it was prepared to recommend to the U.S. Department of Justice, subject to certain specific conditions. Based on this proposal, which included economic and qualitative terms that were substantially more favorable to the Company than prior proposals by the Boston USAO, the Company began discussions with its lenders under the Company’s credit agreement regarding a potential waiver or amendment to the credit agreement that would permit the Company to enter into the settlement terms proposed by the Boston USAO without violating the terms of its covenants under the credit agreement. During the following week, the Company considered the Boston USAO proposal further and continued discussions with its lenders regarding the terms of a potential amendment to the credit agreement.

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August 9, 2011

On April 28, 2011, following discussions during the preceding several days with certain of the lenders (including the administrative agent) that suggested the Company could obtain an amendment to the credit agreement that would amend certain covenant terms to permit the Company to enter into the settlement proposed by the Boston USAO on April 21, 2011, the Company’s board of directors approved the proposed settlement and proposed terms of an amendment to the Company’s credit agreement. The proposed terms of such credit agreement amendment provided that specified settlement amounts for certain litigation matters, including the bone growth stimulation litigation and investigation matters being discussed with the Boston USAO, in an amount not to exceed $50.0 million would be exempt from inclusion in quarterly “Consolidated EBITDA” covenant ratio tests provided that certain qualitative terms were met. Unlike prior proposals (which the Company’s management did not believe at the time would be agreeable to its lenders, and which were inconsistent with the terms ultimately required by the lenders in the amendment), the April 21, 2011 proposal by the Boston USAO was consistent with all economic and qualitative limitations required by the lenders in the amendment.

On May 3, 2011, the Company, through counsel, communicated to the Boston USAO that the Company’s board of directors had approved the April 21, 2011 proposal, and confirmed that an agreement in principle was in effect subject to specified conditions (including negotiation and approval of definitive written agreements, and final approval by all constituent government parties). On May 4, 2011, the Company received approval from the requisite number of lenders under the credit agreement to approve the proposed amendment thereto that permitted the Company to enter into the settlement without violating the terms of its covenants thereunder.

On May 5, 2011, the Company publicly announced that an agreement in principle had been reached with the Boston USAO, and that the Company had taken a charge of $43 million in anticipation of a proposed final settlement of these matters. The Company’s management believed at such time (and continues to believe as of the date hereof) that the likelihood of any additional material loss in excess this amount is remote.

*    *    *    *    *

We also acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * *

Mr. Jeffrey Jaramillo

August 9, 2011

If you have any questions or would like further information concerning the foregoing, please do not hesitate to contact the undersigned at (214) 937-2000. Thank you for your assistance.

Sincerely,

/s/ Brian McCollum

Brian McCollum
Chief Financial Officer and Senior Vice President of Finance
Orthofix International N.V.

Cc:	Dennis Hult, Staff Accountant
Martin James, Senior Assistant Chief Accountant